Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION OF

HEARTBEAM, INC.

HeartBeam, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is HeartBeam, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 11, 2015.

2. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Certificate of Incorporation further amends the provisions of the Corporation’s Certificate of Incorporation.

3. ARTICLE IV of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“Immediately upon the filing of this Certificate of Amendment, each 2.75 outstanding shares of Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.

Immediately following the Reverse Stock Split, the total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”).”

4. This Certificate of Amendment to the Corporation’s Certificate of Incorporation has been duly authorized and adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the Delaware General Corporation Law, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, HeartBeam, Inc. has caused this Certificate of Amendment to be signed by Branislav Vajdic, a duly authorized officer of the Corporation, on September 27, 2021.

/s/ Branislav Vajdic
Branislav Vajdic
Chief Executive Officer